May 19, 2025

Via Edgar Transmission

Ms. Rebekah Reed/Mr. Taylor Beech

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Gifts International Holdings Ltd (the “Company”) Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted March 12, 2025 CIK No. 0002032274

Dear Ms. Reed/Mr. Beech,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated March 26, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 3 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Contemporaneously, we are filing the revised Draft Registration Statement via Edgar (the “Amended F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted March 12, 2025

Risk Factors

Risks Related to Our Shares

The resale of Class A Ordinary Shares by the Resale Shareholders may cause..., page 49

1.	Expand this risk factor to elaborate on the impacts that the resale offering could have on the trading price of the Class A Ordinary Shares and your listing status. For example, disclose the discounted value at which the resale shareholders acquired their shares and that they may therefore be willing to accept a lower sales price, and highlight the relative sizes of the resale offering and the IPO. Please also clarify here and in the plan of distribution disclosure at page Alt-4 whether the resale shares will be subject to any form of lock-up or leak-out arrangements, as we note your reference to “applicable lock-up agreements” in connection with the resale shares in the following risk factor.

Response: We note the Staff’s comment no.5 which, in response hereto, the Company, Bluecrest Global Limited, Equinox Strategic Limited, Vanguard Crest Limited, Summit Wave Limited, Nexus Growth Limited and ISIGN Consultancy Limited will not proceed with the resale offering. Therefore, risks factors and relevant disclosures specific to resale offering are no longer applicable and no amendments in this respect are made in the Amended F-1.

Corporate History and Structure

Group Reorganization, page 56

2.	Please tell us your consideration of applying the stock split retroactively to share disclosures for all periods presented. Refer to ASC 505-10-S99-4 and SAB Topic 4C.

Response: These guidance under ASC 505-10-S99-4 and SAB Topic 4.C have been considered to give effect of the stock split to the financial statements on a retroactive basis. All share numbers and per-share amounts have been retroactively restated in compliance with the relevant guidance under ASC 505-10-S99-4 and SAB Topic 4.C.

We respectfully advise the Staff that we have revised pages 60, F-2, F-3, F-6, F-7, F-20, F-21, F-22, F-26 to F-30, F-32, F-33, F-45, F-46, F-50 and F-51 of the Amended F-1.

Resale Prospectus Alternate Page, page Alt

3.	Provide all China-based issuer disclosure included on the IPO prospectus cover page on the resale prospectus cover page as well.

Response: Since the resale offering will not be proceeded and the resale prospectus is removed, relevant disclosures specific to resale offering are no longer applicable and no amendments in this respect are made in the Amended F-1.

Resale Shareholders, page Alt-3

4.	For each of the resale shareholders, disclose the natural person with voting/dispositive control over the shares held by it and provide an address. Disclose the nature of any position, office, or other material relationship that the resale shareholders or their beneficial owners have had within the past three years with the company or any of its predecessors or affiliates. Refer to Item 9.D of Form 20-F.

Response: Since the resale offering will not be proceeded and the resale prospectus is removed, relevant disclosures specific to resale offering are no longer applicable and no amendments in this respect are made in the Amended F-1.

General

5.	We note that you have added a resale prospectus to the registration statement. Please explain to us why you have elected to register the resale concurrently with the IPO. In your response, provide further detail regarding the background of the transactions by which the resale shareholders acquired their shares and their relationships to the company.

Response: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that the Company, Bluecrest Global Limited, Equinox Strategic Limited, Vanguard Crest Limited, Summit Wave Limited, Nexus Growth Limited and ISIGN Consultancy Limited will not proceed with the resale offering and we have removed the resale prospectus from the Amended F-1 accordingly.

Please contact the undersigned at (1) 310-728-5129 you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick, Esq.
Lawrence S. Venick

Direct Dial: +1 310-728-5129
Email: lvenick@loeb.com